December 6, 2018

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Select Sector SPDR® Trust: Post-Effective Amendment No. 45 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-57791 and 811-08837)

Ladies and Gentlemen:

On November 29, 2018, our client, The Select Sector SPDR® Trust (the “Trust”), filed with the Commission Post-Effective Amendment No. 45 to the Trust’s Registration Statement on Form N-1A (“PEA No. 45”), via EDGAR Accession No. 0001193125-18-338032. The purpose of PEA No. 45 is to reflect revised principal investment strategies for the Trust’s The Consumer Discretionary Select Sector SPDR Fund and The Technology Select Sector SPDR Fund related to a realignment of the Global Industry Classification Standard (GICS) structure effective in September 2018.

The Trust notes that the Staff previously reviewed Post-Effective Amendment No. 41 to the Trust’s Registration Statement on Form N-1A (“PEA No. 41”) with respect to The Communication Services Select Sector SPDR Fund, which was filed with the Commission via EDGAR Accession No. 0001193125-18-097966 on March 28, 2018. The Staff provided comments on PEA No. 41, certain of which were addressed in disclosure changes made in Post-Effective Amendment No. 43 to the Trust’s Registration Statement on Form N-1A (“PEA No. 43”), which was filed with the Commission via EDGAR Accession No. 0001193125-18-194115 on June 15, 2018. The disclosure in PEA No. 45 is substantially similar to the disclosure in PEA No. 43, except for disclosure with respect to the specific sector on which each Fund and corresponding underlying index focuses. In particular, the following sections of PEA No. 45 include sector-specific disclosure that differs from PEA No. 43: (i) in the prospectus under “The Fund’s Principal Investment Strategy,” “Principal Risks of Investing in the Fund” and “Additional Risk Information” and (ii) in the SAI under “General Description of the Trust.” Pursuant to Investment Company Act Release No. 13768, the Trust respectfully requests selective review of PEA No. 45 and directs the Staff’s attention to those sections specified.

December 6, 2018

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik